Exhibit 23
Consent of Independent Registered Public Accounting Firm
General Electric Company, as Administrator
GE Retirement Savings Plan:
We consent to the incorporation by reference in the registration statements (No. 33-47500, 333-23767, 333-96287, 333-99671, 333-155585, 333-158071, 333-177805 and 333-194243) on Form S-8 of General Electric Company of our report dated June 7, 2017, with respect to the statements of net assets available for plan benefits of the GE Retirement Savings Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the GE Retirement Savings Plan.
/s/KPMG LLP
Albany, New York
June 7, 2017